UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2010

Commission File Number 001-15092
___________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

___________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                                           Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________

Enclosure: A press release dated August 16, 2010 announcing an amendment to Turkcell’s Q2 2010 IFRS Report.

August 16, 2010

ANNOUNCEMENT REGARDING AN AMENDMENT
IN 2Q 2010 IFRS REPORT

With reference to our aging of trade receivables and due from related parties, as contained in Note 29 of our second quarter 2010 IFRS report, following a revision in our calculation methodology, our figures at June 30, 2010 are no longer directly comparable to such figures at December 31, 2009. We have recalculated our aging of trade receivables and due from related parties, accordingly and made certain other necessary adjustments. The revised figures are contained in the table below.

The aging of trade receivables and due from related parties as at 31 December 2009 in the unaudited consolidated interim financial statements as at June 30, 2010:

($ thousand)	31 December 2009
Not past due	746,545
1-30 days past due	38,406
1-3 months past due	47,031
3-12 months past due	81,310
1-5 years past due	342
913,634

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	30 June 2010	31 December 2009
Due from related parties-non current	33	6,676	21,039
Other non-current assets**	16	18,276	11,996
Available-for-sale financial assets	15	246	62,398
Due from related parties-current	33	102,542	108,843
Trade receivables and accrued income	18	831,875	783,752
Other current assets**	19	30,742	29,284
Cash and cash equivalents*	20	2,661,463	3,095,329
Time deposits maturing in 3 months or more	15	8,161	-
		3,659,981	4,112,641

* Cash in hand is excluded from cash and cash equivalents.

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	30 June 2010	31 December 2009
Receivable from subscribers	756,463	710,747
Receivables from distributors and other operators	72,652	85,949
Other	2,760	1,312
	831,875	798,008

The aging of trade receivables and due from related parties as at 30 June 2010 and 31 December 2009:

	30 June 2010	31 December 2009
Not past due	759,665	746,545
1-30 days past due	47,207	38,406
1-3 months past due	38,702	47,031
3-12 months past due	85,973	81,310
1-5 years past due	9,546	342
	941,093	913,634

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 16, 2010	By:	/s/ Koray Ozturkler
	Name:	Koray Ozturkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 16, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head